UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2006

Commission File No. 1-8968

ANADARKO EMPLOYEE SAVINGS PLAN

ANADARKO PETROLEUM CORPORATION

1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

(832) 636-1000

ANADARKO EMPLOYEE SAVINGS PLAN
INDEX

FINANCIAL STATEMENTS

Page

Statements of Net Assets Available for Benefits, December 31, 2006 and 2005	-
Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2006	-
Notes to Financial Statements	-

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2006	-

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm	-

EXHIBIT

Exhibit Index	-

ANADARKO EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31

thousands	2006	2005

Assets
Investments, at fair value
Anadarko Petroleum Corporation common stock	$221,885	$185,256
Mutual funds	572,401	219,915
Common and collective trust funds	203,592	12,146
Money market investments	71,740	88,676
Participant loans	11,078	6,243

	1,080,696	512,236

Non-interest bearing cash	36,975	-

Receivables
Employer contributions	3,952	-
Interest	168	9

	4,120	9

Total assets	$1,121,791	$512,245

Liabilities
Purchase of securities payable	$37,945	$2,039

Total liabilities	$37,945	$2,039

Net assets available for benefits at fair value	$1,083,846	$510,206

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,354	138

Net Assets Available For Benefits	$1,086,200	$510,344

See accompanying notes to financial statements.

ANADARKO EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31,
thousands	2006

Additions to Net Assets Attributed to:
Investment income
Net appreciation in fair value of investments	$6
Dividends	14,593
Interest	4,054
Interest income on participant loans	441

Total investment income	19,094

Contributions
Employer matching	15,642
Participant rollover	1,307
Participant	27,234
Participant Roth	310

Total contributions	44,493

Total	$63,587

Deductions to Net Assets Attributed to:
Distributions to participants	$49,350
Administrative expenses (fees and commissions)	38

Total	$49,388

Transfers in from the Kerr-McGee Corporation Savings Investment Plan	$445,505
Transfers in from the Western Gas Resources, Inc. Retirement Plan	116,152

$561,657

Net Increase in Net Assets Available for Benefits During the Year	$575,856

Net Assets Available for Benefits at Beginning of Year	510,344

Net Assets Available for Benefits at End of Year	$1,086,200

See accompanying notes to financial statements.

ANADARKO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006

1.  Summary of Significant Accounting Policies

Basis of Presentation   The accounts of the Anadarko Employee Savings Plan (Plan) are maintained on an accrual basis.

Use of Estimates   The financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America. In preparing financial statements, management makes informed judgments and estimates that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

Payment of Distributions   Distributions to participants of the Plan (Participants) are recorded when paid.

New Accounting Principle   As of December 31, 2006, the Plan adopted Financial Accounting Standards Board Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" (the FSP). The FSP requires that the Statement of Net Assets Available for Benefits present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statements of Net Assets Available for Benefits as of December 31, 2005.

       In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), "Fair Value Measurements." SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

Expenses   All trustee fees, brokerage fees and other expenses incident to the administration of the Plan may be paid by Anadarko Petroleum Corporation (Anadarko, the Company or the Employer) and, if not paid by the Company, shall be paid by the Plan. A setup fee and an annual maintenance fee for new loans, as well as a processing fee for withdrawals, are deducted from the Participants' accounts. In 2006, the Company elected to pay the trustee fees for the Plan and presently intends to continue to do so although the Company can, at its discretion, discontinue this practice.

Stock Split   In May 2006, the Company's shareholders approved an increase in authorized shares so Anadarko could complete a two-for-one stock split to be effected in the form of a stock dividend. The distribution date was May 26, 2006 to stockholders of record on May 12, 2006. As a result, the number of shares of Anadarko common stock held by the Plan doubled while the cost basis of each individual share decreased by 50%.

Investments   On each valuation date, as defined by the Plan, securities held by the Plan are valued at fair value and the increase or decrease in the value of securities held, plus any net income or loss of the Plan, is allocated to the Participants' accounts. Fair value of common stock and mutual funds is based on quoted market prices. The Plan's investment in the Fidelity Managed Income Portfolio and Fidelity Managed Income Portfolio II - Class II, which are common and collective trust funds that invest in guaranteed investment contracts (GICs), is presented at fair value on the statement of net assets available for benefits.  As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. Money market investments are stated at cost, which approximates fair value. Security transactions are recorded on a trade-date basis. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date. Interest is accrued as earned. Participant loans are valued at amortized cost, which approximates fair value.

       Anadarko common stock (Company Stock) represents approximately 20% and 36% of the total assets of the Plan as of December 31, 2006 and 2005, respectively.

2.  Description of the Plan

       Effective August 10, 2006 the Company acquired Kerr-McGee Corporation (Kerr-McGee). Subsequently, on December 29, 2006, the Kerr-McGee Corporation Savings Investment Plan (Kerr-McGee Plan), with a then current value of net assets totaling $445,505,000, was merged into the Plan. In addition, the Company acquired Western Gas Resources, Inc. (Western) effective August 23, 2006 and on December 29, 2006, the Western Gas Resources, Inc. Retirement Plan (Western Plan), with a then current value of net assets totaling $116,152,000, was merged into the Plan.

       Participants who were actively employed with Kerr-McGee on August 10, 2006 were already 100% vested in their entire interest in the Kerr-McGee Plan.

       Participants who were actively employed with Western on August 23, 2006, and who were not already 100% vested in their entire interest in the Western Plan, became 100% vested in the Company matching and profit sharing contributions if such participant was involuntarily terminated due to the acquisition between August 23, 2006 and August 23, 2007. Participants of the Western Plan who were not actively employed with Anadarko any time on or after August 23, 2006, excluding participants who were involuntarily terminated due to the acquisition, shall remain subject to the three-year vesting schedule for the Company profit sharing contributions. Such schedule provides for 33% vesting for each year of service commencing with the first year of service. Additionally, participants in the Western Plan who were actively employed with Anadarko on or after October 12, 2006 became 100% vested in all previous and future Company matching contributions.

       Effective October 2, 2006, participants in the Kerr-McGee and Western Plans were offered Company stock as an investment option in those plans. Upon the merger of the Kerr-McGee and Western Plans into the Plan on December 29, 2006, the Company stock held by these Plans was sold by Fidelity Management Trust Company (Fidelity or Trustee). The Company stock was repurchased prior to year end, however the transaction did not settle until January 2, 2007. Therefore, on December 31, 2006 the Plan reflected $36,975,000 of non-interest bearing cash received in conjunction with the mergers noted above and a corresponding liability to repurchase the Company stock which is included in the purchase of securities payable on the statement of net assets available for benefits as of December 31, 2006.

       The Plan was originally adopted by the Company's Board of Directors and approved by its sole stockholder on August 27, 1986. The Plan was amended and restated effective December 29, 2006. Prior to August 1, 2006, the Company had a leveraged employee stock ownership plan (ESOP) feature which was utilized as a means of implementing the merger with the Union Pacific Resources Group Inc. Employees' Thrift Plan (UPR Thrift Plan) in 2000. The ESOP was designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (Code) and Section 407(d)(6) of the Employee Retirement Income Security Act of 1974, as amended (ERISA). During 2005, the unallocated ESOP shares were depleted and the note payable was fully paid. On August 1, 2006 the ESOP was merged into the APC Stock Fund.

       The purpose of the Plan is to encourage and assist employees in accumulating retirement savings and to encourage employees to remain in the employ of the Company, its subsidiaries and affiliates. The Plan has been adopted exclusively to provide benefits for employees participating in the Plan and their beneficiaries, and no part of the corpus or income of the trust fund (Trust) established pursuant to the Plan to hold contributions of Participants and the Company may be used for any purpose other than to provide such benefits and defray reasonable expenses of administering the Plan.

       The Plan is administered by the Company and advised by a committee whose members are appointed by the Board of Directors of the Company (the Administrative and Investment Committee or the Committee). The assets of the Plan are held and invested by Fidelity.

       The Plan is a defined contribution plan that is qualified under Section 401 of the Code (see Note 7). All regular employees of the Company are eligible to participate in the Plan upon employment. Participant contributions are voluntary. Directors and officers who are also employees of the Company may participate on the same basis as all other employees. The Plan was amended, effective August 1, 2006, to increase the allowable Participant contribution up to 30% (15% prior to August 1, 2006) of compensation which includes base salary or wages, as well as overtime and incentive bonuses (excluding front-end bonuses and other special payments). The Company will match 100% of a Participant's contribution up to a maximum of 6% of such Participant's compensation. Subject to provisions of the Plan and applicable provisions of the Code and Treasury Regulations, an eligible employee may make a qualified rollover contribution to the Plan. Participants who are age 50 or older by the end of the calendar year are allowed to make additional "catch-up" contributions. In 2006, the "catch-up" contributions were limited to $5,000. The "catch-up" contributions are not subject to the employer matching contribution. Contributions to the Plan are subject to certain limitations under the Code.

       In 2006, the Company amended the Plan to provide that Anadarko will make Special Profit Sharing Contributions for the 2006 and 2007 Plan years equal to 8% of the compensation of those employees who were covered in 2006 under the Western Plan prior to its merger into the Plan and worked at least 1,000 hours during the Plan year, which contribution is attributable to the fact that such eligible employees are not covered under any other qualified pension plan maintained by the Company.

       Contributions by a Participant are always the Participant's property and not subject to vesting. Effective October 12, 2006, Participants actively employed with Anadarko and who were not already 100% vested in the Company matching contribution source became 100% vested in all previous and future Company matching contributions. Subject to certain restrictions, Participants may elect to have amounts distributed from the Plan to them prior to termination of employment through withdrawals or loans from the Plan.

       The Employer matching contribution source of a Participant who terminates employment prior to the time that the Participant is 100% vested, will be forfeited by the employee. Forfeitures do not affect net assets of the Plan but merely reduce future Company matching contributions. For 2006, employee forfeitures of approximately $81,000 were utilized to reduce Employer matching contributions.

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100% vested in their account.

       The terms of the Plan are more fully described in the Plan document, which is available to each Participant.

3.  Investment Programs

Employer Matching Contributions   The Employer matching contributions are allocated to employees' accounts in cash and the investment of those contributions follow the employees' investment election.

Investment Options for Tax-Deferred, After-Tax and Rollover Contributions    Participants may designate the manner in which the amounts allocated to their tax-deferred, their after-tax and their rollover sources shall be invested. The Plan was amended, effective August 1, 2006, to add the Roth 401(k) and Roth "catch-up" sources. In addition to Company Stock, the Plan currently offers Participants two money market funds, two common and collective trust funds and 35 mutual funds as investment options. Participants may designate one of such investment options for all of the contributions to their tax-deferred, after-tax, rollover and Roth sources, or a Participant may designate a percentage of such contributions to be invested pursuant to each investment option. Invested funds of Participants, including Employer matching contributions, can be transferred between funds at the election of the Participant, subject to certain restrictions as defined in the Plan. In the event that trading transactions on any given day exceed the cash position of the stock fund, the Trust has arranged to utilize a line of credit to facilitate the purchase activity. At December 31, 2006 and 2005, there were no outstanding balances related to this line of credit.

Participant Loans   The amount of a Participant's loan may not be more than the lesser of a) 50% of the Participant's vested account balance, or b) $50,000 less the highest outstanding loan balance in the previous 12 months. Loan terms range from 6 months to a maximum of 5 years. The UPR Thrift Plan allowed loans relating to a principal residence, in which case the term of the loan could not exceed 15 years. Any 15 year loans outstanding at the merger date were grandfathered, but the principal residence option is no longer available. The loans are secured by the balance in the Participant's account and bear interest at a rate fixed for the life of the loan. The interest rate is determined to be the prime interest rate plus 1% as reported in the Wall Street Journal on the first business day of the quarter preceding the date the loan was requested. In 2006 and 2005, interest rates for outstanding loans ranged from 5% to 9.75% and maturity dates ranged from January 3, 2007 through March 16, 2027. Principal and interest are paid ratably through payroll deductions.

4.  Investments

       The following table sets forth investments as of December 31, 2006 and 2005, respectively. Investments that represent 5% or more of the fair value of the Plan's net assets, at either year-end, are separately identified.

	December 31, 2006		December 31, 2005

thousands, except number of shares / units	Shares/Units	Fair Value	Shares/Units	Fair Value

Anadarko Petroleum Corporation Common Stock	5,098,453	$221,885	3,910,418	$185,256
Fidelity Managed Income Portfolio II - Class II	160,539,207	158,637	-	-
Fidelity Balanced Fund	3,812,641	74,080	-	-
Fidelity Blue Chip Growth Fund	-	-	640,862	27,660
Fidelity Spartan U.S. Equity Index Fund	1,435,851	72,051	1,075,678	47,506
Morgan Stanley Institutional Fund, Inc. -
International Equity Portfolio - Class B	-	-	1,404,865	28,364
Fidelity Puritan Fund	-	-	1,254,502	23,497
Wells Fargo Advantage Small Cap Value Fund- Class Z
	948,778	29,536	889,254	26,829
Fidelity Retirement Money Market Portfolio	66,269,036	66,269	82,920,768	82,921
Other		458,238		90,203

Total		$1,080,696		$512,236

       During the year ended December 31, 2006, the fair value of the Plan's investments appreciated as follows:

thousands
Net depreciation of Anadarko Petroleum Corporation common stock	$(14,170)
Net appreciation in fair value of mutual funds	14,176

Net appreciation in fair value of investments	$6

       The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term.

5.  Voting Rights

       Each Participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a Participant.

6.  Related-Party Transactions

       Certain Plan investments are in mutual funds and common and collective trust funds managed by Fidelity. The Plan pays certain fees and commissions to Fidelity. Fidelity is the Trustee of the Plan; therefore, these transactions qualify as party-in interest. The Plan also allows for investment in the Company's common stock. The Company is the Plan sponsor; therefore, these transactions qualify as party-in interest. These are exempt related-party transactions under ERISA.

7.  Federal Income Taxes

       The Company received a favorable determination letter dated April 14, 2003 from the Internal Revenue Service that: a) the Plan and amendments to the Plan executed in February 2002 and December 2000, met the requirements of Section 401(a) of the Code and the Trust established thereunder is exempt from federal income tax under Section 501(a) of the Code, and b) the provisions of the Plan regarding tax-deferred contributions constitute a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code. The Plan has adopted amendments subsequent to those covered by the determination letter. The Company and the Plan's Administrative and Investment Committee believe that the Plan, as designed and operated, is in compliance with the applicable provisions of the Code.

       Subject to any limitations arising under the combined limit rules of Section 404(a)(7) of the Code, the Company is entitled to deduct for federal income tax purposes the amount of tax-deferred contributions and Employer matching contributions made to the Plan. In general, neither such contributions to the Plan nor the income of the Trust earned thereon or income earned on Participants' after-tax contributions to the Plan will be taxable to Participants as income prior to the time such Participants receive a distribution from the Plan. Participants' after-tax contributions to the Plan do not reduce their taxable income.

       Participants' tax-deferred contributions are excluded from their taxable income for the year contributions are made.

       Certain tax consequences apply upon withdrawal and distribution of amounts from a Participant's account; therefore, a Participant should seek tax advice prior to requesting a withdrawal or distribution.

8.  Reconciliation of Financial Statements to Form 5500

       The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2006
thousands

Net assets available for benefits per the financial statements	$1,086,200
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,354)

Net assets available for benefits per the Form 5500	$1,083,846

       The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year Ended December 31, 2006

thousands

Total investment income per the financial statements	$19,094
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,354)

Total investment income per the Form 5500	$16,740

ANADARKO EMPLOYEE SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

thousands	Shares/Units	Current
Identity of Issue / Description	Par Value	Value

* Anadarko Petroleum Corporation Common Stock	5,098	$221,885

Mutual Funds
PIMCO Total Return - Administrative Class	2,553	26,505
American Beacon Large Cap Value - Plan Ahead	2,319	52,838
Baron Growth	303	15,135
Franklin Small-Mid Cap Growth A	541	20,437
Davis NY Venture A	252	9,719
Columbia Small Cap Core Z	514	9,892
Wells Fargo Advantage Small Cap Value - Class Z	949	29,536
American Funds Growth Fund of America R4	1,183	38,653
American Funds Europacific Growth R4	817	37,548
Hotchkis and Wiley Mid-Cap Value I	735	21,946
Hotchkis and Wiley Large-Cap Value I	208	5,260
Hartford Small Company Y	25	544
Pacific Capital Small Cap Y	355	6,670
* Fidelity Contrafund	168	10,971
* Fidelity Growth Company	393	27,426
* Fidelity Balanced	3,813	74,080
* Fidelity Diversified International	1,448	53,492
* Fidelity Mid-Cap Stock	826	24,071
* Fidelity Freedom Income	162	1,874
* Fidelity Freedom 2000	33	418
* Fidelity Freedom 2010	484	7,077
* Fidelity Freedom 2020	604	9,379
* Fidelity Freedom 2030	338	5,418
* Fidelity Spartan Total Market Index	12	461
* Fidelity Spartan Extended Market Index	14	539
* Fidelity Spartan U.S. Equity Index	1,436	72,051
* Fidelity Freedom 2040	631	5,983
* Fidelity Mid Cap Value	121	2,017
* Fidelity Nasdaq Composite Index	10	313
* Fidelity Freedom 2005	6	76
* Fidelity Freedom 2015	135	1,643
* Fidelity Freedom 2025	19	238
* Fidelity Freedom 2035	4	49
* Fidelity Freedom 2045	1	10
* Fidelity Freedom 2050	12	132

Total Mutual Funds		572,401

Common and Collective Trust Funds
* Fidelity Managed Income Portfolio	45,407	44,955
* Fidelity Managed Income Portfolio II - Class II	160,539	158,637

Total Common and Collective Trust Funds		203,592

Money Market Investments
* Fidelity Retirement Money Market Portfolio	66,269	66,269
Fidelity Institutional Cash Portfolio Money Market Fund - Class I
* Anadarko Stock Fund	5,471	5,471

Total Money Market Investments		71,740

*Participant Loans (interest rates range from 5% to 9.75% and maturity
dates range from January 3, 2007 through March 16, 2027)		11,078

Total		$1,080,696

*Party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative and Investment Committee
Anadarko Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Anadarko Employee Savings Plan (the Plan), as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas
June 25, 2007

EXHIBIT INDEX

The following documents are filed as part of this report:

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative and Investment Committee of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ANADARKO EMPLOYEE SAVINGS PLAN

June 28, 2007	By:	/s/ BRUCE W. BUSMIRE

Bruce W. Busmire, Anadarko Petroleum Corporation, Vice President and Chief Accounting Officer